Nasdaq Regulation



Arnold Golub
Vice President
Deputy General Counsel

May 13, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 8, 2026, The Nasdaq Stock Market (the "Exchange") received from Micware Co., Ltd. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

American depositary shares, each representing one ordinary share

Ordinary shares*

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

* Not for trading, but only in connection with the listing of the American depositary shares on The Nasdaq Stock Market LLC.